EXHIBIT 99.1

News Release

For Immediate Release	Date: October 9, 2024
24-30-TR

Teck Named to Forbes World's Best Employers 2024 List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Forbes list of the World’s Best Employers 2024, an employee-driven ranking of multinational companies and institutions from over 50 countries around the world.

“As we produce the metals that matter for the energy transition, a core part of our success is our diverse team of skilled, dedicated and passionate people,” said Jonathan Price, President and CEO. “We are committed to supporting the growth and development of our people and fostering an inclusive workplace where everyone is respected and valued.”

The World's Best Employers 2024 have been chosen based on surveys covering more than 300,000 employees from over 50 countries working for multinational companies and institutions. Respondents indicate their willingness to recommend their employer to others and rate their company across various aspects of employment.

Teck was also named one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past seven years and one of Canada's Top Employers for Young People 2024.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com